
02003637

SEC[illegible]OMMISSION
Washington, D.C. 20549


RECEIVED
MAR 1 1 2002
140

BB 3/18

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18179

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
11-006900 McDermott, Julian R. & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3201 West Springs Drive - #104
(No. and Street)

Ellicott City (City) MD (State) 21043 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Julian R. McDermott 1-410-465-5622
Apt. 104, 3201 West Springs Drive, Ellicott City, MD 21043 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James F. Kearney & Co., CPA's
(Name - if individual, state last, first, middle name)

Brigantine East - Rt. 3A, Cohasset, Mass. 02025
(Address) (City) (State) (Zip Code)

PROCESSED
APR 23 2002
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

4/12

OATH OR AFFIRMATION

I, Julian R. McDermott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Julian R. McDermott & Co., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jul R McDermott
Signature

Sole Proprietor
Title

James F. Kearney (my commission expires 4/26/02)
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Julian R. McDermott & Co.

(A Sole Proprietorship)

Table of Contents - Year Ended December 31, 2001

	Page
Report of Certifed Public Accountant	1
Statement of Financial Condition as of December 31, 2001 with Comparative Figures for 2000	2
Statement of Operations for the Year Ended December 31, 2001 with Comparative Figures for 2000	3
Statement of Cash Flows for the Year Ended December 31, 2001 with Comparative Figures for 2000	4
Statement of Changes in Proprietor's Capital for the Year Ended December 31, 2001 with Comparative Figures for 2000	5
Notes to Financial Statements as of December 31, 2001 and 2000	6
Supplementary Information	
Computation of Net Capital Under Rule 15C3-3 as of December 31, 2001	7
Computation for Determination of Reserve Requirements for Brokers Under Exhibit A of Rule 15C3-3 and Information Relating to the Possession of Control Requirements Under Rule 15C3-3 as of December 31, 2001	8
Reconciliation of the Computation of Net Capital and Excess Net Capital Under Rule 17A-5-D(4) with Form X-17A-5, Part 11A as of December 31, 2001	9
Statement Concerning Adequacy of Accounting System and Records Maintained by the Company as of December 31, 2001	10

JAMES F. KEARNEY & CO.
— CERTIFIED PUBLIC ACCOUNTANTS —
Brigantine East – Route 3A
Cohasset, Mass. 02025
Phone (781) 383-6070
Fax (781) 383-9557

Julian R. McDermott
3201 W. Springs Drive, #104
Ellicott City, MD 21043

We have audited the accompanying statements of financial condition of Julian R. McDermott & Co. (a sole proprietorship) as of December 31, 2001 and 2000 and the related statements of operations, changes in financial position and changes in proprietor's capital for the years then ended. Our examination was made in accordance with generally accepted auditing standards and accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying statements present fairly the financial position of Julian R. McDermott & Co. (a sole proprietorship) at December 31, 2001 and 2000 and the results of its operations and changes in its financial position for the years then ended, in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year.

Michael B. Kearney CPA
Michael B. Kearney, C.P.A.

February 27, 2002

Julian R. McDermott & Co.

(A Sole Proprietorship)

Statement of Financial Condition

December 31, 2001 with Comparative Figures for 2000

Assets		2001		2000
Cash	$	6,340	$	5,872
Shares In Money Market Fund		202		194
U.S. Savings Bonds		499		499
	$	7,041	$	6,565

Liabilities and Proprietor's Capital				
Liabilities:				
Accounts Payable	$	0	$	0
Note Payable (See Footnote)		0		4,000
Capital:				
Proprietor's Capital (See Page 5)		7,041		2,565
	$	7,041	$	6,565

See Accompanying Notes

Julian R. McDermott & Co.

(A Sole Proprietorship)

Statement of Operations

For The Year Ended December 31, 2001

With Comparative Figures for 2000

Gains/(Losses) on Security Transactions:	2001	2000
Gain realized this year	$ 0	$ 0
Cumulative unrealized gain	0	0
Less - unrealized gain recognized last year	0	0
Net gains (losses) on security transactions	0	0
Other Income:		
Dividends (common stock)	0	0
Interest (money market)	8	16
Interest - cd	0	0
Total Other Income	8	16
Total Income	8	16
Expenses:		
Regulatory fees and expenses	1,156	1,846
Bank service charges	0	58
Postage	28	24
Computer expense	248	0
Telephone	0	0
Miscellaneous	0	0
Total Expenses	1,432	1,928
Net (Loss)	$ (1,424)	$ (1,912)

See Accompanying Notes

Julian R. McDermott & Co.

(A Sole Proprietorship)

Statement of Cash Flows

For the Year Ended December 31, 2001

With Comparative Figures for 2000

Sources of Cash:	2001	2000
Net (loss)	$ (1,424)	$ (1,912)
Capital additions during the year	5,988	2,400
Redemption of money market	0	683
Matured CD	0	0
Sale of common stock	0	0
Total Sources of Cash	4,564	1,171
Uses of Cash:		
Payoff subordinated note	4,000	0
Acquisition of common stock, savings bond & money market shares	8	0
Capital withdrawn during the year	88	563
Total Uses of Cash	4,096	563
Net Increase (Decrease) in Cash	468	608
Cash at Beginning of Year	5,872	5,264
Cash at End of Year	$ 6,340	$ 5,872

See Accompanying Notes

Julian R. McDermott & Co.

(A Sole Proprietorship)

Statement of Changes in Proprietor's Capital

For the Year Ended December 31, 2001

With Comparative Figures for 2000

	2001	2000
Propreitor's Capital at Beginning of Year	$ 2,565	$ 2,640
Net (Loss)	(1,424)	(1,912)
Capital Additions	5,988	2,400
Capital Withdrawals	(88)	(563)
Proprietor's Capital at End of Year	$ 7,041	$ 2,565

See Accompanying Notes

Julian R. McDermott & Co.

(A Sole Proprietorship)

Notes To Financial Statements

December 31, 2001 and 2000

Note 1 - Significant Accounting Policies:

A summary of the major accounting policies by the company in the preparation of the accompanying financial statements is set forth below.

Commission Income - Commissions income is accrued when earned.

Expenses - Expenses are recorded when incurred.

Unrealized Gains and Losses -

Unrealized gains and losses are not recorded on the books but are reflected by means of adjustments to the monthly trial balance and in financial statements filed with regulatory authorities, including the statements in this package.

Supplementary Information -

Supplementary information is presented in accordance with the requirements of the U.S. Securities and Exchange Commission.

Income Taxes -

Income taxes have not been provided for because the proprietorship net income and credits are passed on to the owner and combined with his other personal income and deductions to determine taxable income on this individual tax returns.

Note 2 - Capital Requirements:

The company is required to maintain minimum net capital, as defined in the Securities Exchange Act of 1934, as amended, "Net Capital Rules" equivalent to $5,000, or the applicable percentage of aggregate indebtness, as defined. Under this definition, a note payable in the amount of $4,000 covered by a properly approved subordination agreement, has been included with the proprietary capital to obtain net capital for the year 2000. This note was paid off during the year 2001. The proprietors net capital of $7,037 at 12/31/01 exceeds the $5,000 minimum requirement.

JAMES F. KEARNEY & CO.
— *CERTIFIED PUBLIC ACCOUNTANTS* —
Brigantine East – Route 3A
Cohasset, Mass. 02025
Phone (781) 383-6070
Fax (781) 383-9557

Supplementary Information

Julian R. McDermott & Co.

(A Sole Proprietorship)

Computation of Net Capital Under Rule 15C3-3

December 31, 2001

Proprietor's Capital	$	2,565
Less - Nonallowable Net Capital		0
Qualified Net Capital Before "Haircuts"		7,041
Less - Haircuts: (2% X $202, money market)		(4)
Net Capital	$	7,037

Julian R. McDermott & Co.

(A Sole Proprietorship)

Computation for Determination of Reserve

Requirements for Brokers Under Exhibit A of

Rule 15C3-3 and Information Related to the Possession

or Control Requirements Under Rule 15C3-3

December 31, 2001

Julian R. McDermott & Co., is exempt from the Special Reserve Bank Account requirement of Rule 15C3-3 and is subject to the $5,000 minimum net capital requirement.

The company does not have possession of customer securities or funds at any time.

See Accompanying Notes

Julian R. McDermott & Co.

(A Sole Proprietorship)

Reconciliation of the Computation of Net Capital

and Excess Net Capital Under Rule 17A-5-D(4)

With Form X-17A-5 11A

December 31, 2001

As a result of the examination of the financial statement and other supplementary information, no material differences were noted between the computation of net capital under Rule 15C3-1 as reported in the focus report, part 11A submitted by the company as of December 31, 2001 and the results of the audit for the year ended December 31, 2001.

See Accompanying Notes

Julian R. McDermott & Co.

(A Sole Proprietorship)

Statement of Concerning Adequacy of Accounting

System and Records Maintenanced by the Company

December 31, 2001

Our review of the accounting system and records maintained by the company did not reveal any material inadequacies in the company's accounting, administrative of securities control.

See Accompanying Notes